GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

April 16, 2018

VIA EDGAR

Frank Buda, Esq.

Division of Investment Management

Disclosure Review Office No. 3

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”) Variable Annuity-2 Series Account of each company (the “Registrants”)

Smart Track Advisor Variable Annuity (“STA”) and Smart Track II – 5 Year Variable Annuity (“STII5”) of each Registrant (collectively the “Contracts”)

Post-Effective Amendments Nos. 9 and 17 to the Registration Statements on Form N-4 (collectively the “Amendments”)

File Nos. 811-05817 & 333-212090; 811-05817 & 333-203262; 811-05961 & 333-212091; 811-05961 & 333-203265

Dear Mr. Buda:

This letter provides Registrants’ responses to Commission Staff comments communicated via telephone on April 5, 2018, regarding Amendments filed with the Commission on February 20, 2018, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate the Staff’s review, copies of the revised STA and STII5 Contract prospectuses, which are marked to show the revisions, will be forwarded to accompany this letter. Capitalized terms used in this letter have the same meaning assigned to them in the prospectuses for the Contracts.

Please note that for business reasons, Registrants have elected to abandon changes with respect to the Great-West Secure Income Foundation GLWB Rider Guarantee Benefit Fee increase from 0.90% to 1.00%. As described in our February 20, 2018, correspondence, this fee increase triggered disclosure revisions to the Fee Tables, Fee Examples, Guaranteed Lifetime Withdrawal Benefit, and Guaranteed

Lifetime Withdrawal Benefit Riders sections of the prospectuses. Accordingly, we have removed these disclosure revisions.

Finally, please note that the redline prospectus includes other non-material changes to reflect information that is required to be updated annually.

Comment # 1:    General Comment.    Please incorporate all comments regarding the courtesy copy filing across all prospectuses submitted in this filing.

Response # 1:    Comment complied with by incorporating the requested revisions across all four prospectuses (i.e., STA GWL&A, STA GWLANY, STII5 GWLA, and STII5 GWLANY).

Comment # 2:    Rate Sheet Supplement.    The historical rate information must be included as an appendix to the prospectuses (as opposed to the SAI).

Response # 2:    Comment complied with by including historical rate information in an appendix to the prospectus and changing prospectus references to historical rate information from the SAI to an appendix to the prospectus, including the definition of Rate Sheet Supplement and the 2nd to last paragraph of the Guaranteed Lifetime Withdrawal Benefit Rider Options section.

In addition, for the “Historical Guaranteed Annual Withdrawal Percentages and Credits” Appendix that is now part of the prospectus (formerly part of the SAI), we included all historical rates (including the initial rates) so that all the historical data is listed in one place. As a result, we were able to delete the “Initial Guaranteed Annual Withdrawal Percentages and Credits” appendix to the prospectus and replace it with the new appendix.

Finally, with respect to the Rate Sheet Supplement and the “Historical Guaranteed Annual Withdrawal Percentages and Credits” appendix, we added the rates applicable for all GLWB Riders for each time period when a change was made. Previously, the historical rates appendix listed all the initial GLWB rates, but then only listed the rates in a new time period if the rates changed. After combining all the historical rates into the single historical rate appendix attached to the prospectus and seeing the changes over the years, it became evident that the clearest way to disclose this information is to list the rates for each time period. This way, if a contract owner wished to review the rates applicable to them, a contract owner need only reference the appropriate time period (as opposed to finding the time period, and then continuing to look back at prior time periods until the particular rider last showed up in the historical rate appendix).

Comment # 3:    Prospectus, Page 49, Pre-Selected Beneficiary, 2nd full paragraph. Please provide additional disclosure about why and how a pre-selected beneficiary payout option (1) may affect a surviving spouse who is not a joint owner, and (2) may have adverse unintended tax or financial consequences on a surviving spouse. If this is disclosed elsewhere, you can provide cross-reference.

Response # 3:    Comment complied with by revising the disclosure as follows:

“Death Benefit payout options may not be pre-selected for Contracts owned by Joint Owners unless both Joint Owners Request in writing. Pre-Selected Beneficiary Payout Options may allow restrictions to be placed on a surviving Spouse who is not a Joint Owner, such as restricting the type of death benefit received or designating someone other than the spouse as Beneficiary, and may impact the ability of a surviving Spouse who is not a Joint Owner to become Owner of the Contract. Pre-Selected Beneficiary Payout Options may have adverse or unintended tax or financial consequences on a surviving Spouse who is not a Joint Owner if the surviving Spouse is not the designated Beneficiary because the surviving Spouse would not be entitled to receive Death Benefits or have the ability to become Owner of the Contract” (revision noted).

Comment # 4: Prospectus, Page 49, Pre-Selected Beneficiary.    Please state that pre-selected beneficiary payout options and lump sum payment percentage may not be changed by any beneficiary (if true). Otherwise, please explain the circumstances when they may be changed.

Response # 4: Comment complied with by revising the disclosure as follows:

“Pre-Selected Beneficiary Payout Options are irrevocable upon the death of the Owner, and if applicable, the Joint Owner, and cannot be changed by a non-Owner unless required under the Code or other applicable law. Under the Code, Death Benefit payments must begin within one year of the date the Death Benefit becomes payable for Non-Qualified Contracts, and by no later than December 31 of the year following the year in which the Death Benefit becomes payable for Qualified Contracts. Failure to adhere to this timing may prevent us from giving effect to Pre-Selected Beneficiary Payout Options. Failure to provide Proof of Death to us may cause a delay in beginning payments, force amendment to payout options selected, or nullify Pre-Selected Beneficiary Payout Options.

We reserve the right to modify or cancel any Pre-Selected Beneficiary Payout Options in order to comply with requirements of the Code, and/or other applicable state and federal laws, rules, and regulations. All Death Benefit payments will be made in compliance with the Code, and/or other applicable state and federal laws, rules, and regulations governing death benefit payouts, including those affecting minor Beneficiaries” (revision noted).

Comment # 5:    Prospectus, Page 58.    With respect to the Current Guarantee Benefit Fee, add “for applications signed on or after May 1, 2018” (just like the row below it).

Response # 5:     As discussed above, Registrants are abandoning this Guarantee Benefit Fee increase. Comment complied with by removing the 0.90% to 1.00% Current Guarantee Benefit Fee increase, and by removing the 2nd row titled “Guarantee Benefit Fee for applications signed prior to May 1, 2018.”

Comment # 6:    Prospectus, Page 60. Same comment as Comment # 5 above.

Response # 6:    As discussed above, Registrants are abandoning this Guarantee Benefit Fee increase. Comment complied with by removing the 0.90% to 1.00% Current Guarantee Benefit Fee increase, and by removing the 4th row titled “Great-West Secure Income Foundation GLWB Rider (for applications signed prior to May 1, 2018).”

Comment # 7:    Prospectus, Page 64, Types of Excess Withdrawals.    Please clarify that the relevant restrictions relate to transferring funds out of a Covered Fund within the GLWB Rider.

Response # 7:    Comment complied with by revising the disclosure as follows:

“If you Transfer any amount from a Covered Fund to an investment option that is not a Covered Fund, then you will be prohibited from making any Transfers into a Covered Fund for at least ninety (90) calendar days.”

Comment # 8:    Prospectus, Page 67, 2nd Full Paragraph.     All historical rate information must be included in an appendix to the prospectus (as opposed to the SAI).

Response # 8:    Comment complied with by changing the historical rate reference from an appendix to the SAI to an appendix to the prospectus. Please see Response to Comment # 2 above for more information.

*        *        *

We believe that we have been fully responsive to the Staff’s comments and that our responses do not raise additional issues for the Staff’s consideration. Upon receipt of Staff approval of Registrants’ responses, we will file registration statement amendments pursuant to Rule 485(b) under the Securities Act. Any assistance the Staff can provide in helping us to meet our intended effective date for these changes of May 1, 2018, will be greatly appreciated.

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at mike.knowles@greatwest.com or (303) 737-0172.

Sincerely,

/s/ Mike Knowles

Mike Knowles, Counsel

Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York